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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                            Under Section 14 (D) (1)
          or Section 13 (E) (1) of the Securities Exchange Act of 1934

                                ---------------

                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))

                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                      (Names of Filing Persons (Offerors))

                                ---------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                ---------------

                                   141684100
                     (CUSIP Number of Class of Securities)

                                ---------------

                                  Mark Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois 60611
                           Telephone: (312) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copies to:

       Peter Lillevand             Adrienne Lilly             Pran Jha
     Orrick, Herrington &   50 West San Fernando Street   Sidley & Austin
        Sutcliffe LLP                7th Floor             Bank One Plaza
   Old Federal Reserve Bank  San Jose, California 95113
           Building                                   10 South Dearborn Street
                             Telephone: (408) 938-0260Chicago, Illinois 60603
      400 Sansome Street                             Telephone: (312) 853-7000
  San Francisco, California
            94111

  Telephone: (415) 392-1122CALCULATION OF FILING FEE
Transaction Valuation*:   $207,789,816Amount of Filing Fee:   $41,558
-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.001 per share, of CareerBuilder, Inc. (the "Company Common Stock") at a price per share of Company Common Stock of $8.00 in cash. This calculation assumes that all options to purchase shares of Company Common Stock outstanding as of June 30, 2000 and that all vested warrants having an exercise price of less than $8.00 per share of Company Common Stock have been exercised, and the purchase of all shares of Common Stock issued in connection with such exercise. As of June 30, 2000, there were 23,860,419 shares of Company Common Stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  Amount previously paid:  NoneFiling Party:  Not applicable
  Form or registration No.:  Not applicableDate Filed:  Not applicable
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [X]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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

   This Tender Offer Statement on Schedule TO relates to the third-party tender offer by CB Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Shares"), of CareerBuilder, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

   The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

   (a) The name of the subject company is CareerBuilder, Inc., a Delaware corporation. The Company's executive offices are located at 10780 Parkridge Boulevard, Suite 200, Reston, Virginia 20191, telephone: (703) 259-5500.

   (b) The class of securities to which this statement relates is the common stock, par value $.001 per share, of the Company, of which 23,860,419 shares were issued and outstanding as of June 30, 2000. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 7 ("Price Range of the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

   (a) This Tender Offer Statement is filed by Career Holdings and Purchaser. The information set forth in Section 10 ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (b) The information set forth in Section 10 ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

   (c) The information set forth in Section 10 ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser, Career Holdings or, to the best knowledge of Purchaser and Career Holdings, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state or securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction

   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

   (a) The information set forth in Section 1 ("Special Factors--Background of the Offer; Contacts with CareerBuilder" in the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or Career Holdings, or, to the best knowledge of Purchaser and Career Holdings, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

   (b) The information set forth under "Introduction," Section 1 ("Special Factors--Background of the Offer; Contacts with CareerBuilder"), Section 1 ("Special Factors--The Merger Agreement"), Section 1 ("Special Factors--The Stockholder Agreements"), Section 1 ("Special Factors--The Employment Agreements") and Section 1 ("Special Factor--The Non-Disclosure Agreement") in the Offer to Purchase is incorporated herein by reference. Except as set forth under "Introduction" and Section 1 ("Special Factors--Background of the Offer; Contacts with CareerBuilder"), Section 1 ("Special Factors--The Merger Agreement") Section 1 ("Special Factors--The Stockholder Agreements"), Section 1 ("Special Factors--The Employment Agreements") and Section 1 ("Special Factors--The Non-Disclosure Agreement") in the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Career Holdings or any of their respective subsidiaries or, to the best knowledge of Purchaser and Career Holdings, any of those persons listed on Schedule I to the Offer to Purchase and the Company and its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Item 6. Purpose of the Transaction and Plans or Proposals

   The information set forth under "Introduction," Section 1 ("Special Factors--Background of the Offer; Contacts with CareerBuilder"), Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings for the Offer and the Merger "), Section 1 ("Special Factors--The Merger Agreement"), Section 1 ("Special Factors--Statutory Requirements"), Section 1 ("Special Factors--Appraisal Rights"), Section 1 ("Special Factors--Plans for CareerBuilder After the Offer and the Merger"),
Section 8 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations") and Section 12 ("Dividends and Distributions") in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

   The information set forth under Section 11 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

   (a) The information set forth under "Introduction," Section 1 ("Special Factors--Beneficial Ownership of Shares") and Section 10 ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") in the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

   The information set forth under "Introduction" and Section 15 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

   Not applicable.

Item 11. Additional Information

   (a) The information set forth in Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings for the Offer and the Merger "), Section 1 ("Special Factors--The Merger Agreement"), Section 1 ("Special Factors--Statutory Requirements"), Section 1 ("Special Factors-- Appraisal Rights"), Section 1 ("Special Factors--Plans for CareerBuilder After the Offer and the Merger") and Section 14 ("Legal Matters; Required Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

     (a)(1)(A) Offer to Purchase dated July 25, 2000.

     (a)(1)(B) Letter of Transmittal.

     (a)(1)(C) Notice of Guaranteed Delivery.

               Letter to Brokers, Dealers, Commercial Banks, Trust Companies
     (a)(1)(D) and Other Nominees.

     (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Form of Summary Advertisement as published on July 25, 2000.

     (a)(1)(H) Text of press release issued by Tribune Company, KnightRidder.com, Inc. and CareerBuilder dated July 17, 2000 and
               CareerBuilder Fact Sheet and description of related graphic presentation (incorporated by reference to Exhibit 99 to the Schedule TO of Career Holdings and CB Acquisition Corp. dated
               July 17, 2000).

     (a)(1)(I) Text of press release issued by Career Holdings dated July 25, 2000.

     (a)(5)(A) Pages F-1 through F-15 of the Annual Report on Form 10-K of
               CareerBuilder for the year ended December 31, 1999 (incorporated by reference to the Form 10-K of CareerBuilder, Inc., filed with the Securities and Exchange Commission on March 28, 2000 (File
               No. 000-25949)).

     (a)(5)(B) Pages 3 and 4 of the Quarterly Report on Form 10-Q of
               CareerBuilder for the quarter ended March 31, 2000 (incorporated by reference to the Form 10-Q of CareerBuilder, filed on May 15, 2000 (File No. 000-25949)).

     (a)(5)(C) Complaint of Caroline Teitelbaum against Peter J. Barris, David
               C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen,
               CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company.

     (b)       None.

     (c)(1)    Opinion of Credit Suisse First Boston Corporation to the
               Independent Committee of the Board of Directors of CareerBuilder, dated July 16, 2000 (included as Annex A to the
               Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

     (c)(2) Materials presented by Credit Suisse First Boston Corporation to the Independent Committee of the Board of Directors of CareerBuilder.

     (d)(1) Agreement and Plan of Merger dated as of July 16, 2000, by and among Career Holdings, Purchaser and CareerBuilder (incorporated by reference to Exhibit 2.1 to the Form 8-K of CareerBuilder, Inc., filed with the Securities and Exchange Commission on July
               18, 2000 (File No. 000-25949)).

     (d)(2)    Investment Agreement dated as of July 16, 2000, among Career
               Holdings, Tribune Company and KnightRidder.com, Inc.

     (d)(3)(A) Robert J. McGovern Employment Agreement dated July 16, 2000.

     (d)(3)(B) James A. Winchester Employment Agreement dated July 16, 2000.

     (d)(4) Form of Stockholder Agreement dated as of July 16, 2000, entered into among Career Holdings, CB Acquisition Corp. and certain stockholders of CareerBuilder (including a schedule listing each such stockholder and the number of shares of common stock of CareerBuilder owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

     (d)(5)    Non-Disclosure Agreement among Tribune Company, KnightRidder,
               Inc. and CareerBuilder dated as of June 20, 2000.

     (e)       Not applicable.

     (f)       Section 262 of the Delaware General Corporation Law (included as
               Annex B of the Offer to Purchase filed herewith as Exhibit
               (a)(1)(A)).

     (g)       None.

     (h)       Not applicable.

Item 13. Information Required by Schedule 13E-3

   The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," Section 7 ("Price Range of the Shares"),
Section 12 ("Dividends and Distributions"), Section 10 ("Certain Information Concerning Career Holdings and CB Acquisition Corp."), Section 2 ("Terms of the Offer"), Section 1 ("Special Factors--The Merger Agreement"), Section 1 ("Special Factors--The Non-Disclosure Agreement"), Section 1 ("Special Factors--The Stockholder Agreements"), Section 1 ("Special Factors--The Employment Agreements"), Section 4 ("Procedures For Accepting the Offer and Tendering Shares"), Section 5 ("Withdrawal Rights"), Section 6 ("Material Federal Income Tax Consequences"), Section 1 ("Special Factors--Background of the Offer; Contacts with CareerBuilder"), Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings For the Offer and the Merger"), Section 1 ("Plans For CareerBuilder After the Offer and the Merger"), Section 8 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations"),
Section 1 ("Special Factors--Recommendation of the Independent Committee and Board of Directors; Fairness of the Transactions"), Section 1 ("Special Factors--Position of Career Holdings and Purchaser Regarding Fairness of the Offer and the Merger"), Section 1 ("Special Factors--Opinion of Financial Advisor to the Independent Committee"), Section 11 ("Source and Amount of Funds"), Section 15 ("Fees and Expenses"), Section 1 ("Special Factors-- Transactions and Arrangements Concerning the Shares"), Section 1 ("Special Factors--Interest of Certain Persons in the Offer and the Merger"), Section 9 ("Certain Information Concerning CareerBuilder"), Schedule I and Schedule II in the Offer to Purchase are incorporated by reference herein.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          Career Holdings, Inc.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                                          CB Acquisition Corp.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                                 SCHEDULE 13E-3

                                          CareerBuilder, Inc.

                                                      James A. Tholen
                                          By: _________________________________
                                          Name: James A. Tholen
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

Date: July 25, 2000

                                 EXHIBIT INDEX

 EXHIBIT NO.                          DESCRIPTION
 -----------                          -----------
 (a)(1)(A)   Offer to Purchase dated July 25, 2000.

 (a)(1)(B)   Letter of Transmittal.

 (a)(1)(C)   Notice of Guaranteed Delivery.

 (a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

 (a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

 (a)(1)(G)   Form of Summary Advertisement as published on July 25, 2000.

 (a)(1)(H) Text of press release issued by Tribune Company, KnightRidder.com, Inc. and CareerBuilder dated July 17, 2000 and CareerBuilder Fact Sheet and description of related graphic presentation (incorporated by reference to Exhibit
             99 to the Schedule TO of Career Holdings and CB Acqusition
             Corp. dated July 17, 2000).

 (a)(1)(I)   Text of press release issued by Career Holdings dated July
             25, 2000.

 (a)(5)(A)   Pages F-1 through F-15 of the Annual Report on Form 10-K of
             CareerBuilder for the year ended December 31, 1999
             (incorporated by reference to the Form 10-K of CareerBuilder, Inc., filed with the Securities and Exchange
             Commission on March 28, 2000 (File No. 000-25949)).

 (a)(5)(B)   Pages 3 and 4 of the Quarterly Report on Form 10-Q of
             CareerBuilder for the quarter ended March 31, 2000
             (incorporated by reference to the Form 10-Q of CareerBuilder, filed on May 15, 2000 (File No. 000-25949)).

 (a)(5)(C)   Complaint of Caroline Teitelbaum against Peter J. Barris,
             David C. Wetmore, Gary C. Butler, Robert J. McGovern, James
             A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and
             Tribune Company.

 (b)         None.

 (c)(1)      Opinion of Credit Suisse First Boston Corporation to the
             Independent Committee of the Board of Directors of CareerBuilder, dated July 16, 2000 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

 (c)(2)      Materials presented by Credit Suisse First Boston
             Corporation to the Independent Committee of the Board of Directors of CareerBuilder.

 (d)(1) Agreement and Plan of Merger dated as of July 16 2000, by and among Career Holdings, Purchaser and CareerBuilder
             (incorporated by reference to Exhibit 2.1 to the Form 8-K of CareerBuilder, Inc., filed with the Securities and Exchange
             Commission on July 18, 2000 (File No. 000-25949)).

 (d)(2)      Investment Agreement dated as of July 16, 2000, among Career
             Holdings, Tribune Company and KnightRidder.com, Inc.

 (d)(3)(A)   Robert J. McGovern Employment Agreement dated July 16, 2000.

 (d)(3)(B)   James A. Winchester Employment Agreement dated July 16,
             2000.


 (d)(4) Form of Stockholder Agreement dated as of July 16, 2000, entered into among Career Holdings, CB Acquisition Corp. and certain stockholders of CareerBuilder (including a schedule listing each such stockholder and the number of shares of common stock of CareerBuilder owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

 EXHIBIT NO.                          DESCRIPTION
 -----------                          -----------
 (d)(5)      Non-Disclosure Agreement among Tribune Company,
             KnightRidder, Inc. and CareerBuilder dated as of June 20,
             2000.

 (e)         Not applicable.

 (f)         Section 262 of the Delaware General Corporation Law
             (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

 (g)         None.

 (h)         Not applicable.